UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2009
COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Resolution on Purchase of Investment Securities — Amended
Resolution on Purchase of Investment Securities
SIGNATURES

Resolution on Purchase of Investment Securities — Amended
     On July 21, 2009, SK Telecom disclosed that it is amending the details of its disclosure on May 22, 2009 of its Board of Directors’ resolution on purchase of investment securities. The amendments are as follows:

Amendment Date:	July 21, 2009

1. Relevant 6-K in connection with this Amendment	Resolution on Purchase of Investment Securities

2. Filing Date of the Relevant 6-K in connection with this Amendment	June 1, 2009

3. Reason for Amendment	To provide details on the number of shares of SK Broadband purchased by the Company (including shares not subscribed by other shareholders) and the total purchase price
4. Items to be Amended

Item		Before Amendment	After Amendment
1. Issuer of Investment	Paid-in-capital	Won 1,179,795,435,000	Won 1,479,795,435,000
Securities	Number of issued and outstanding shares	235,959,087 shares	295,959,087 shares
2. Details of Investment	Number of shares	Not applicable	47,187,105 shares
	Purchase price	Up to Won 300,000,000,000	Won 235,935,525,000
	Ratio to paid-in-capital	2.80%	2.20%
3. Total Number of Shares Owned and Percentage after Investment	Number of shares Percentage of ownership	Not available Not available	149,638,354 shares 50.6%
7. Purchase Price / Total Assets of the Company		1.61%	1.27%

12. Other Noteworthy Matters	— The Company will participate in SK Broadband’s capital increase pro rata to its stake in SK Broadband of 43.4%, and will be investing additionally in forfeited shares in case there is any unclaimed shares after the subscription period
— The Company’s participation in SK Broadband’s capital increase will be up to Won 300 billion, including the investment in forfeited shares
— Power is vested in the Company’s Representative Director on confirmation and execution of the following matters, within the maximum investment amount of Won 300 billion:
▪ Number of forfeited shares to purchase
▪ Total investment amount
▪ Terms of investment
▪ Date of investment
▪ Other matters in connection with the contemplated investment in SK Broadband “3. Total number of shares owned and percentage after investment” and “7. Purchase price/Total assets of the Company” are subject to change depending on whether there are unclaimed shares after the subscription period, and we will issue an amended disclosure once the numbers are confirmed	—The Company participated in SK Broadband’s capital increase pro rata to its stake in SK Broadband of 43.4%. In addition, the Company purchased 21,135,662 shares of SK Broadband that have not been subscribed by other shareholders during the subscription period.

—The Company’s equity interest in SK Broadband will increase to 50.6% as a result of the Company’s participation in the capital increase, by owning 149,638,354 shares out of 295,959,087 total issued shares.

— The amount of the “Paid-in-capital” and the “Number of issued and outstanding shares” described under Item 1. above and “Total Number of Shares Owned and Percentage after Investment” described under Item 3. above are as of the date on which the registration of the capital increase will have been completed after payment of the subscription price.

     Incorporating the above amendments, the disclosure on Resolution on Purchase of Investment Securities, as amended, should be as follows:
Resolution on Purchase of Investment Securities

1.	Issuer of Investment Securities	— — — — — —	Issuer: SK Broadband
Representative Director: Shin Cho
Paid-in-capital: Won 1,479,795,435,000
Relationship with the Company: Affiliate
Number of issued and outstanding shares: 295,959,087 shares
Business: Communications and others

2.	Details of Investment	— — — — —	Number of shares: 47,187,105 shares
Purchase Price: Won 235,935,525,000
Paid-in-capital of the Company: Won 10,730,043,316,000
Ratio to paid-in-capital: 2.20%
Conglomerate under the Korean Antitrust and Fair Trade Act: Yes

3.	Total number of shares owned and percentage after investment	— —	Number of shares: 149,638,354 shares Percentage of ownership: 50.6%

4.	Method of Investment	Participation in capital increase of SK Broadband using preemptive rights as SK Broadband’s shareholder

5.	Purpose of Investment	Increased competitiveness for the Company and affiliate

6.	Expected date of closing	July 21, 2009

7.	Purchase price / Total assets of the Company (%)	1.27%

8.	Back-door listing	Not applicable

9.	Back-door listing for the issuer	Not applicable

10.	Date of Board resolution	— — —	May 21, 2009 Outside Directors: 5 out of 5 in attendance Audit Committee Member: In attendance

11.	Reporting required to Korea Fair Trade Commission	Yes

12.	Other noteworthy matters	—The Company participated in SK Broadband’s capital increase pro rata to its stake in SK Broadband of 43.4%. In addition, the Company purchased 21,135,662 shares of SK Broadband that have not been subscribed by other shareholders during the subscription period.

—The Company’s equity interest in SK Broadband will increase to 50.6% as a result of the Company’s participation in the capital increase, by owning 149,638,354 shares out of 295,959,087 total issued shares.

— The amount of the “Paid-in-capital” and the “Number of issued and outstanding shares” described under Item 1. above and “Total Number of Shares Owned and Percentage after Investment” described under Item 3. above are as of the date on which the registration of the capital increase will have been completed after payment of the subscription price.

Summary of Financial Conditions of the Issuer (Unit: in millions of Won)

Financial			Total Shareholders’	Paid-in-
Year	Assets	Liabilities	Equity	capital	Revenue	Net income
2008	3,131,121	1,719,925	1,411,196	1,179,795	1,861,396	-98,839
2007	2,671,403	1,158,333	1,513,070	1,175,045	1,868,255	7,236
2006	2,854,445	1,361,279	1,493,166	1,161,229	1,723,346	-86,047

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President

Date: July 24, 2009